[redacted]

08000941

Man Investments

SEC Mail Processing Section

FEB 22 2008

Washington, DC
101

SUPPL

February 21, 2008

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 – Man Group plc

Ladies and Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (312) 881-6823, if you have any questions to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the self-addressed envelope provided.

Sincerely yours,

Keith Kendrick
Compliance Officer

cc: Barry Wakefield (w/ Encl.)

PROCESSED
MAR 03 2008
THOMSON
FINANCIAL

Man Investments Inc.
123 N. Wacker Drive
28th Floor
Chicago, IL 60606-1743
USA
Tel +1 (312) 881 6800
Fax +1 (312) 881 6700

www.maninvestments.com

This notification relates to transactions to be notified in accordance with DTR 3.1.4R(1)(a)

On 18th January 2008 the following share transaction was completed by a PERSON DISCHARGING MANAGERIAL RESPONSIBILITY. Man Group plc was informed of the transaction on that date.

John Morrison:

Sold : 200,000 shares of 3 3/7 US Cents each at a price of 575 pence per share.

Following the above transaction John Morrison is deemed to be interested in a total of 799,389 Man Group plc ordinary shares, representing approximately 0.047% of the Company's issued share capital.

END